SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             ----------------------

                        PENN TREATY AMERICAN CORPORATION
                            (Name of Subject Company)

                        PENN TREATY AMERICAN CORPORATION
                                    (Issuer)

                  6 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2003
                         (Title of Class of Securities)

                                  707 874 AC7
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                  Irving Levit
                Chairman of the Board and Chief Executive Officer
                        Penn Treaty American Corporation
                               3440 Lehigh Street
                          Allentown, Pennsylvania 18103
                                 (610) 965-2222
                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of Filing Person)
                            -------------------------

                                   Copies to:
                              Justin P. Klein, Esq.
                     Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                        Philadelphia, Pennsylvania 19103
                                 (215) 665-8500
                            -------------------------

                            Calculation Of Filing Fee

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          Transaction Valuation               Amount Of Filing Fee
                   N/A                                 N/A
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

 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                AMOUNT PREVIOUSLY PAID:                       N/A
                FILING PARTY:                                 N/A
                FORM OR REGISTRATION NO.:                     N/A
                DATE FILED:                                   N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] Third-party tender offer subject to Rule 14d-1.

         [X] Issuer tender offer subject to Rule 13e-4.

         [ ] Going-private transaction subject to Rule 13e-3.

         [ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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


                        PENN TREATY AMERICAN CORPORATION
             ANNOUNCES EXCHANGE OFFER TO REFINANCE CONVERTIBLE DEBT

ALLENTOWN, PA, August 7, 2002 - Penn Treaty American Corporation (NYSE: PTA) today announced a planned exchange offer to holders of its 6 1/4% subordinated convertible debt due December 2003.

The Company's board of directors authorized the planned exchange offer of $74,750,000 in convertible notes due October 2008 (the "Notes"). The Notes will provide holders an interest coupon of 6 1/4% and will convert, unless called, to shares of the Company's common stock at a price of $5.31. The Notes will include two years of call protection and require mandatory conversion any time thereafter if the 15 day trading average of outstanding shares of its common stock exceeds 110% of the conversion price. Conversion or calls will be made ratably above par until maturity.

The Company plans to make all required filings in connection with the proposed exchange offer with the Securities and Exchange Commission on or before August 31, 2002. Current holders of the Company's existing convertible debt should contact Mr. Robert Fisk, Philadelphia Brokerage Corporation, 610.975.9990, for additional information and to receive exchange offering materials when available. Mr. Fisk has been retained by the Company as a financial advisor in connection with this exchange offering and is available to answer procedural questions.

Irving Levit, Chairman and CEO, commented, "This exchange provides a significant opportunity for the Company to further improve our long-term financial strength. The exchange will enable us to improve our future liquidity and immediately enhance our credit profile by offering a convertible instrument that is in line with our current trading value. We are pleased with the terms of the planned exchange offer and anticipate significant participation."

The Company plans to announce its second quarter, 2002, earnings on Thursday, August 8. Management will discuss the quarterly results and the terms of its planned exchange offer in an investor conference call scheduled for 2:00 P.M., EDT, on that date. Investors and analysts are invited to participate by calling
(888) 428-4478.

The Company, through its wholly owned direct and indirect subsidiaries, Penn Treaty Network America Insurance Company, American Network Insurance Company, American Independent Network Insurance Company of New York, Penn Treaty (Bermuda), Ltd., United Insurance Group Agency, Inc., Network Insurance Senior Health Division and Senior Financial Consultants Company, is primarily engaged in the underwriting, marketing and sale of individual and group accident and health insurance products, principally covering long-term nursing home and home health care.

Certain statements made by the Company - in this press release - may be considered forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its expectations are based upon reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results of the Company's operations will not differ materially from its expectations. Factors which could cause actual results to differ from expectations include, among others, the acceptance of the terms of the exchange offer by current debt holders, the Company's ability to comply with the Corrective Action Plan, the Florida Consent Order, the orders or directives of other states in which the Company does business or any special provisions imposed by states in connection with the resumption of writing business, the Company's ability to eventually commute its reinsurance agreement and to recapture its reinsured policies and accumulated experience account balance, whether its Corrective Action Plan will be accepted and approved by all states, the Company's ability to meet its future risk-based capital goals, the adverse financial impact of suspending new business sales, the Company's ability to raise adequate capital to meet the requirements of anticipated growth and the cost associated with recommencing new business sales, liquidity needs and debt obligations, the adequacy of the Company's loss reserves and the recoverability of its unamortized deferred policy acquisition cost asset, the Company's ability to sell insurance products in certain states, the Company's ability to resume generating new business in all states, the Company's ability to comply with government regulations and the requirements which may be imposed by state regulators as a result of the Company's capital and surplus levels, the ability of senior citizens to purchase the Company's products in light of the increasing costs of health care, the ability of the Company to retain its current policyholder base, the ability of the Company to defend itself against adverse litigation, and the Company's ability to recapture, expand and retain its network of productive independent agents, especially in light of the suspension of new business. For additional information, please refer to the Company's reports filed with the Securities and Exchange Commission.

This press release is neither an offer to purchase nor a solicitation of an offer to sell 6 1/4% Convertible Subordinated Notes due 2003 of Penn Treaty American Corporation. At the time the offer is commenced, Penn Treaty American Corporation will file a Tender Offer Statement with the U.S. Securities and Exchange Commission. The Tender Offer Statement (including the Offering Circular attached as an exhibit thereto, a related Letter of Transmittal and other offer documents) will contain important information which should be read carefully before any decision is made with respect to the offer. The Offering Circular, the related Letter of Transmittal and certain other offer documents will be made available to all holders of the 6 1/4% Convertible Subordinated Notes due 2003 at no expense to them. The Tender Offer Statement (including the Offering Circular, the related Letter of Transmittal and all other offer documents filed with the Securities and Exchange Commission) will also be available for free at the Securities and Exchange Commission's web site at www.sec.gov.